Exhibit 99.1

BeyondSpring Subsidiary, Seed Therapeutics, Announces Research Collaboration and License Agreement with Lilly

- Seed Therapeutics to Use Proprietary “Molecular Glue” Protein Degradation Technology to Develop Potential New Medicines -

NEW YORK – November  13, 2020 – Seed Therapeutics (“the Company”), a global research company and  subsidiary of BeyondSpring focused on discovering and developing “molecular glues” to degrade disease-causing protein previously believed to be undruggable, announced today that it has entered into a research collaboration and license agreement with Eli Lilly and Company  (“Lilly”) to discover and develop new chemical entities (NCEs) that could produce therapeutic benefit through targeted protein degradation (TPD).

The TPD field allows for the targeting of hundreds of proteins that are known to be associated with human diseases but were previously thought to be undruggable. Seed Therapeutics has pioneered a strategy called “molecular glue” to induce the protein degrading machinery which is present in all cells to recognize and degrade the disease-causing protein that is not normally targeted for elimination. More importantly, Seed Therapeutics’ molecular glue program focuses on NCEs with more drug-like chemical properties, differentiated from the strategy of developing proteolysis-targeting chimeras (PROTACs).

Under the terms of the agreement, Seed Therapeutics will receive a $10 million upfront cash payment to fund research, as well as a $10 million equity investment from Lilly. Seed Therapeutics will also be eligible to receive up to approximately $780 million in potential pre-clinical and clinical development, regulatory and commercial milestones, as well as tiered royalties on net sales of products that result from the collaboration.  The transaction is subject to customary closing conditions.

"This agreement further allows us to advance our pioneering platform to deliver new molecules targeting proteins that cause human diseases,” added Dr. Lan Huang, CEO of both Seed Therapeutics and BeyondSpring. “Our alliance with Lilly is the catalyst for the world-class team at Seed Therapeutics to begin developing a pipeline of TPD therapies for diseases in which common strategies have failed."

"Our pre-clinical research and licensing collaboration with Seed Therapeutics will enable both companies to better study the potential of targeted protein degradation to support the development of future medicines," said Dr. Utpal Singh, Ph.D., Vice President of Discovery Chemistry at Lilly.

About Seed Therapeutics
Seed Therapeutics, a subsidiary of BeyondSpring (NASDAQ: BYSI), is a global research company focused on harnessing and engineering molecules that use “molecular glue” protein degradation to attack previously believed undruggable targets. Backed by a comprehensive intellectual property portfolio, Seed Therapeutics' mission is to positively impact human health by creating novel protein degradation therapeutics for the treatment of various severe diseases that currently have limited options for patients and their families.

The great majority of approved treatments for human diseases act by binding molecular targets in or outside of cells to impact target-related signaling or actions. The cellular targets of drugs and drug candidates discovered with this typical strategy are predominately proteins, the work-horse of cells that, when gone astray, contribute to disease onset and / or progression. Importantly, less than 30 percent of proteins thought to be involved in diseases are likely to be “druggable” utilizing this drug development strategy. Therapeutic development in many serious indications has, therefore, suffered due to a lack of proteins that are druggable, rather than being due to a lack of understanding the biology of the disease.

Seed Therapeutics is overcoming this challenge by developing novel therapies that aim to inhibit the function of disease-causing proteins, or proteins responsible for resistance to other therapies, by inducing specific degradation of the protein using novel E3s. This groundbreaking strategy has the potential to offer meaningful benefits to hundreds of thousands of patients suffering from serious conditions, as diverse as cancer and Alzheimer’s disease. Through ongoing collaborations with world-leading academic experts in the field, and in partnership with seasoned drug development and commercialization experts at the parent company, BeyondSpring, Seed Therapeutics is establishing a growing pipeline of novel drug candidates on a path to clinical and commercial success. To learn more about Seed Therapeutics, please visit us at seedtherapeutics.com.

About BeyondSpring
Headquartered in New York, BeyondSpring is a global, clinical-stage biopharmaceutical company focused on developing innovative immuno-oncology cancer therapies to improve clinical outcomes for patients with high unmet medical needs. BeyondSpring’s first-in-class lead immune asset, Plinabulin, is a potent antigen-presenting cell (APC) inducer. It is currently in two Phase 3 clinical trials for two severely unmet medical needs indications: one is for the prevention of chemotherapy-induced neutropenia (CIN), the most frequent cause for a chemotherapy regimen dose’s decrease, delay, downgrade or discontinuation, which can lead to suboptimal clinical outcomes. The second is for non-small cell lung cancer (NSCLC) treatment in EGFR wild-type patients. As a “pipeline drug,” Plinabulin is in various I/O combination studies to boost PD-1 / PD-L1 antibody anti-cancer effects. In addition to Plinabulin, BeyondSpring’s extensive pipeline includes three pre-clinical immuno-oncology assets.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as "will," "expect," "anticipate," "plan," "believe," "design," "may," "future," "estimate," "predict," "objective," "goal," or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company's future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Media Contacts
Caitlin Kasunich / Raquel Cona
KCSA Strategic Communications
212.896.1241 / 212.896.1276
ckasunich@kcsa.com / rcona@kcsa.com

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